04015506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
JUN 8 2004
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52615

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dong Won Securities America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Executive Drive Suite 640
(No. and Street)

Fort Lee (City) NJ (State) 07024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hun Koo Kang 201-592-0631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEJONG LLP
(Name – *if individual, state last, first, middle name*)

1270 Broadway, Suite 305 (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Hun Koo Kang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dongwon Securities America, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MY NGOC KUEMPEL
MY COMMISSION EXPIRES
FEBRUARY 1, 2006
STATE OF NEW JERSEY

Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DONGWON SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2004

(With Independent Auditors' Report Thereon)

sejong LLP
integrity·trust·professionalism
1270 Broadway Suite 305 New York, NY 10001 T. 212.695.6770 | F. 212.695.1969
www.sejongLLP.com

Independent Auditors' Report

The Board of Directors
Dongwon Securities America, Inc.:

We have audited the accompanying statement of financial condition of Dongwon Securities America, Inc. (a wholly owned subsidiary of Dongwon Securities Co., Ltd.), as of March 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Dongwon Securities America, Inc. as of March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

SEJONG LLP

May 12, 2004

DONGWON SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Statement of Financial Condition

March 31, 2004

Assets		
Cash and cash equivalents	$	357,640
Commission receivable (note 2)		185,346
Securities owned, at market value:		
Mutual funds		2,313,196
Fixed assets, net (note 3)		34,225
Other assets (note 4)		165,620
	$	3,056,027
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other payable	$	116,633
		116,633
Commitment (note 6)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		2,999,999
Accumulated deficit		(60,606)
Total stockholder's equity		2,939,394
	$	3,056,027

See accompanying notes to statement of financial condition.

DONGWON SECURITIES AMERICA, INC.
(A Wholly Owned Subsidiary of
Dongwon Securities Co., Ltd.)

Notes to Statement of Financial Condition

March 31, 2004

(1) Organization and Summary of Significant Accounting Policies

Dongwon Securities America, Inc. (the Company) was incorporated on April 18, 2000 under the laws of the State of Delaware to conduct a securities business in the United States. The Company, a wholly owned subsidiary of Dongwon Securities Co., Ltd. (the Parent), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD) since January 23, 2001.

The Company engages primarily in broker and dealer transactions of Korean securities, and the underwriting of Korean debt and equity securities. Its principal customers are institutions in the U.S. investing in the emerging markets. The major source of income is commission income from its brokerage services.

The Company has a clearing agreement with its Parent whereby the Parent clears Korean securities transactions for the Company and its customers and carries such accounts on a fully disclosed basis as customers of the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

(a) Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less at the time of purchase to be cash equivalents.

(b) Depreciation

Furniture and fixtures, office equipment, and automobile are depreciated using the straight-line method over their estimated useful lives.

(d) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates in the Preparation of a Statement of Financial Condition

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company executes a substantial portion of its sales and purchase of Korean securities through the Parent. With respect to these transaction, commission receivable from the Parent as of March 31, 2004 amounted to approximately $185,000

(3) Fixed Assets

Fixed assets, at cost, as of March 31, 2004 are summarized as follows:

Furniture and fixtures	$	9,278
Office equipment		30,584
Automobile		25,513
		65,375
Less accumulated depreciation		(31,150)
	$	34,225

(4) Income Taxes

At March 31, 2004, the Company had net deferred tax assets of approximately $89,000. The tax effects of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of March 31, 2004 are net operating loss carryforwards trading losses. The net deferred tax assets are included in the other assets in the accompanying balance sheet. The valuation allowance for deferred tax assets as of March 31, 2004 was $-0-. There was no change in the valuation allowance for the year ended March 31, 2004.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(5) Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rule of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At March 31, 2004, the Company had a minimum net capital requirement of $100,000, whereas it had net capital of $234,467. The Company's percentage of aggregate indebtedness to net capital was 35.11%.

(6) Commitment

The Company leases its office under noncancelable operating lease which expires on March 31, 2005.

At March 31, 2004, the future minimum lease payments required under the noncancelable operating lease are approximately as follows:

Year ending March 31:	
2005	$ 48,000
Total minimum lease payments	$ 48,000